AV Homes, Inc.

8601 N. Scottsdale Rd., Suite 225

Scottsdale, Arizona 85253

June 24, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AV Homes, Inc.

            Registration Statement on Form S-3 (File No. 333-212071)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AV Homes, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on June 28, 2016, or as soon thereafter as possible. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

In connection with this request, the Company acknowledges the following:

(1) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Coddington of Faegre Baker Daniels LLP, counsel to the Company, at (612) 766-7328, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours, AV HOMES, INC.

By:	/s/ S. Gary Shullaw
Name:	S. Gary Shullaw
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:    Michael Coddington, Faegre Baker Daniels LLP